The information in this supplement is not complete and may be changed. We may not deliver these securities until a final supplement is delivered. This supplement and the pricing supplement, prospectus and prospectus supplement do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, Supplement dated April 24, 2006

Supplement No. 1 dated                       , 2006
Pricing Supplement No. 11 dated February 17, 2006
Registration Statement No. 333-131266
Prospectus Supplement Dated January 25, 2006
Prospectus Dated January 25, 2006

COMPosite Asset Selection Securitiessm

$ COMPASS due November 30, 2011 Exchangeable for a Cash Amount Based on the Ibbotson Moderate Asset Allocation Total Return Index Global Medium-Term Notes, Series F

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At maturity, each COMPASS will pay a cash amount based on the performance of the Ibbotson Moderate Asset Allocation Total Return Index, or “IMAA Index,” which is comprised of indices representing large, middle and small capitalization U.S. equities, international equities, long-term U.S. Treasuries, commodities and cash weighted in proportion to Ibbotson Associates, Inc.’s published allocation for a “moderate risk profile.” If Ibbotson Associates, Inc. changes its allocation for a “moderate risk profile,” the weight of these underlying constituents of the IMAA IndexSM will be adjusted in proportion to the new asset allocation.

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The COMPASS offered hereby are a further issuance of, and will form a single series and trade interchangeably with, the COMPASS previously issued. This issuance increases the aggregate principal amount outstanding of COMPASS to                      . The terms of this additional issuance of COMPASS and the outstanding COMPASS, other than the issue price, are the same and are set forth in the pricing supplement.

•	The COMPASS do not pay any interest.
•	The COMPASS do not guarantee the return of principal at maturity.
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The net entitlement value on the day we price the COMPASS for sale to the public will be 1.2% less than the issue price of the COMPASS. Accordingly, the issue price of this additional issuance of COMPASS will equal the net entitlement value of the outstanding COMPASS on the pricing date divided by 98.8%. The net entitlement value will be adjusted each trading day based on the performance, both positive and negative, of the IMAA Index, less an adjustment amount that will reduce the net entitlement value by 2% per year based on each day’s net entitlement value.

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The COMPASS will not be listed on any exchange, but you will have the right to exchange each COMPASS on Thursday of each week for an amount of cash equal to the net entitlement value. We may issue additional COMPASS having terms identical to those we are offering under this supplement (other than price), but we are not obligated to do so.

•	The IMAA Index value and relative proportion of each underlying constituent will change as the value of each underlying constituent changes.
•	The IMAA Index is published by the Chicago Board Options Exchange.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the COMPASS involves a number of risks. See “Risk Factors” beginning on PS-10 of the pricing supplement.

	Price to	Agent’s	Proceeds to
	Public	Commission[1]	Company
Per COMPASS	$	$	$
Total	$	$	$

1 If you continue to hold your COMPASS through the end of each month, we will pay the brokerage firm at which you hold your COMPASS monthly commissions beginning June 2006. See “Description of the COMPASS–Supplemental Information Concerning Plan of Distribution” in the pricing supplement.

MORGAN STANLEY

The following table sets forth each Asset Class and the corresponding Underlying Constituent and Index Weighting in effect as of April 1, 2006:

Asset Class	Underlying Constituent	Index Weighting
Equities, Large-Capitalization	S&P 500 (Total Return) Index	30.25%
Equities, Middle-Capitalization	S&P MidCap 400 (Total Return) Index	8.87%
Equities, Small-Capitalization	S&P SmallCap 600 (Total Return) Index	3.84%
International Equities	MSCI EAFE Net Dividends Reinvested Index	11.33%
Long-term Treasury Securities	Lehman Brothers 20+ Year Treasury Index	30.72%
Commodities	GSCI Total Return Index	9.96%
Cash	Lehman Brothers 3-Month Treasury Bill Index	5.03%

Ibbotson will publish the Ibbotson Asset Allocation on the first Trading Day of each month on their website. For more information about the IMAA Index and its composition and calculation, see “Description of the COMPASS—The IMAA Index” in the pricing supplement. Capitalized terms used but not otherwise defined in this supplement have the meanings assigned to them in the pricing supplement.

Please see “Description of COMPASS—United States Federal Income Taxation” on PS-35 of the pricing supplement for more information regarding taxation of the COMPASS and potential tax risks. Also, you are urged to consult your own tax advisor regarding all aspects of the U.S. federal income tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

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